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                                   EXHIBIT 3.3

                         AMENDED SECTION 204 OF BY-LAWS

                               EVANS BANCORP, INC.

On July 16, 1996, Section 204 of the By-Laws of Evans Bancorp was amended to eliminate the maximum qualification age of 55 years for a first-time director and to lower the retirement age for a director to age 70, continuing the grandfathering of the present board, and that said section as amended reads as follows:

                Section 204:
                Commencing with the annual meeting of the shareholders in 1997, no person shall be eligible to be newly elected or appointed as a director as he/she shall have attained the age of seventy years. Notwithstanding the foregoing, the mandatory retirement provisions of this section shall not apply retroactively to those directors presently serving as director. Any director of this Corporation, with the exception of the present directors as specified above, who attains the age of seventy years shall cease to be a director (without any action on his/her part) at the close of business on the day prior to the date of the next shareholders' meeting at which directors are to be elected regardless of whether or not his/her term as a director would otherwise expire at such shareholders' meeting. The Board of Directors may designate one or more persons who have retired from the Board as honorary members of the Board. Such honorary members may attend meetings of the Board but shall have no authority to vote or receive compensation.